

RECEIVED
2005 JUL 26 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

19th July, 2005.

Attn: Filing Desk - Stop 1-4



SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th July 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 19th July 2005, announcing that, with effect from 1st September 2005, EMI and Grupo Televisa, the world's largest Spanish-language media company, are to combine their respective strengths in music, distribution and media to enter into a major new partnership, which will include the formation of a new joint venture record company in Mexico (Televisa EMI Music) and Televisa's participation in EMI's US Latin operations.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

7/27

Ref: 82-373



News Release

FOR IMMEDIATE RELEASE

ER 05/38

EMI AND TELEVISA FORGE MAJOR MUSIC PARTNERSHIP FOR MEXICO AND US LATIN MARKET

LONDON and MEXICO CITY, 19 July 2005 – EMI, the world's largest independent music company, and Grupo Televisa, the world's largest Spanish-language media company, announced today that they are combining their respective strengths in music, distribution and media to enter into a major new partnership, which will include the formation of a new joint venture record company in Mexico ("Televisa EMI Music"), and Televisa's participation in EMI's US Latin operations, effective 1 September ("EMI Televisa Music").

New Joint Venture in Mexico: Televisa EMI Music
Televisa and EMI will establish a new 50/50 joint venture record company, Televisa EMI Music, which will develop and market music from stars of Televisa's popular telenovela programmes, such as "Rebelde," "Complices al Rescate" and other properties, as well as produce TV advertised compilation albums which will be manufactured and distributed by EMI's current infrastructure. EMI is contributing to Televisa EMI Music a working capital facility, as well as licensing various television-advertised compilations and other artist releases while Televisa will provide a specific portion of Televisa EMI Music's media support. In addition, Televisa EMI Music will also pursue deals with and develop recording artists in Mexico, a music market that the IFPI valued at US$360 million in 2004, up 9% from the prior year.

EMI Music will maintain EMI Music Mexico's existing operations separate from Televisa EMI Music, whose roster includes top-selling acts such as Aleks Syntek, RBD, Fey, El Gran Silencio, Plastilina Mosh, and Lucero, but will participate with Televisa EMI Music in certain specific projects.

Televisa Teams with EMI Music in US Latin Market
In a move aimed at capitalizing on the growing US Latin market, Televisa will partner in the existing Miami-based EMI Music US Latin operations, which will be renamed EMI Televisa Music and includes artists such as Thalia, Intocable, AB Quintanilla & Kumbia Kings, and Vico C, among others. Televisa will contribute significant media support to artists and products.

Both ventures – Televisa EMI Music in Mexico, and EMI Televisa Music in the U.S., will be headed by Rodolfo Lopez-Negrete, who is currently Director, Televisa Music. He will report jointly to Marco Bissi, President and CEO, EMI Music Latin America, and Javier Prado, General Director of Televisa Entertainment.

EMI Music Chairman & CEO Alain Levy said: "Developing local artists and music from all regions is central to EMI Music's strategy. By partnering with the largest media company in the Latin market, we will further develop our already strong artist base, drive growth and generate significant new revenue streams in our Latin American and US Latin businesses."

"We are looking forward to combining our knowledge of the music market with Televisa's experience and direct connection to consumers and powerful reach to grow our share significantly in the Latin market over the coming years."

Grupo Televisa's Chairman and CEO Emilio Azcarraga Jean said: "Televisa is delighted to reenter the music business through this partnership with EMI, one of the biggest record companies in the world. This partnership fits with Televisa's strategy to look for new opportunities in the US Latin Market and will enrich Televisa's sources for content while leveraging its different media platforms."

Azcarraga Jean continued, "We are looking forward to partnering our resources with EMI's strength, experience, vast distribution network and infrastructure in the music business, which will undoubtedly contribute to Televisa's expansion and consolidation in Latin America."

Latin: Growth Market in US

Televisa and EMI Music enter this deal as EMI demonstrated significantly improved performance in the Latin region, increasing its overall revenues by 9 percent and growing its market share from 12.3 percent to 15.6 percent in its fiscal year '04/'05.

Indeed, according to the IFPI, the overall Latin American music market valued at more than US$903 million in 2004, is coming off two consecutive years of growth, with the trend expected to continue this year.

In addition, according to the RIAA, Latin music in the U.S. also surged in 2004 with total Latin Music shipments to U.S. retail increasing by 25.6% -- 48.5 million units in 2004 compared to 38.6 million the year prior; representing a total dollar value of US$650M.

EMI and Televisa have entered into an agreement, which provides that, in certain specific circumstances, (i) in the case of Televisa EMI Music, either party will have the right to acquire the other party's interest in Televisa EMI Music in accordance with an agreed formula, and (ii) in the case of EMI Televisa Music, Televisa may require EMI to purchase or EMI may require Televisa to sell their rights to Televisa's participation in the US venture.

These ventures are subject to any applicable regulatory clearances.

About Televisa

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

About EMI Music

EMI Music is a division of London Stock Exchange-listed EMI Group plc. EMI Music operates directly in 50 countries with licensing agreements in a further 20, representing more than 1,000 artists spanning all musical tastes and genres. Major-selling local artists in the Latin American market over the last twelve months have included Thalia, Intocable, Marisa Monte, Charlie Brown, RBD, Tiziano Ferro, Amaral, AB Quintanilla & Kumbia Kings, Aleks Syntek, Ricardo Montaner, Los Nocheros, Fey and Bebe, among others.

For EMI, contact:

Jeanne Meyer	Corporate Communications	EMI New York	+1.212.786.8850
Amanda Conroy	Corporate Communications	EMI London	+44.20.7795.7529
Adam Grossberg	Corporate Communications	EMI New York	+1.212.786.8855
Claudia Palmer	Investor Relations	EMI London	+44.20.7795.7635
Susie Bell	Investor Relations	EMI London	+44.20.7795.7971

For Televisa, contact:

Manuel Compean	Corporate Communications	Grupo Televisa	+52.55.5728.3815
Michel Boyance	Investor Relations	Grupo Televisa	+52.55.5261.2445
Alejandro Eguiluz	Investor Relations	Grupo Televisa	+52.55.5261.2445